GT GreenbergTraurig

Daniel K. Donahue
Tel 949.732.6557
Fax 949.732.6501
donahued@gtlaw.com

March 29, 2012

133213.010100

Via Edgar

H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	West Texas Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed January 24, 2012
File No. 333-178437

Dear Mr. Schwall:

On behalf of our client, West Texas Resources, Inc., a Nevada corporation (the “Company”), we are responding to the staff’s comment letter to Stephen E. Jones, Chief Executive Officer of the Company, dated February 13, 2012.  A responsive Pre-Effective Amendment No. 2 (the “Amendment”) to the above-referenced registration statement on Form S-1 (“Registration Statement”) has been filed concurrently herewith via Edgar.

The Company’s responses to the staff’s comment letter dated February 13, 2012 are set forth below and numbered in a manner that corresponds to the order of the comments contained in the staff’s letter.

1.           The distribution (the “Distribution”) of all of the outstanding shares (“Distribution Shares”) of the Company by Russian Resources Energy, Inc. (“Russian Resources”) was made to 62 record holders of the shares of Russian Resources of whom (i) six record holders were Gary and Suzanne Bryant and investment entities under their sole control, (ii) 11 holders were the founders of Russian Resources or persons who were present or former officers or directors of Russian Resources, and (iii) 45 record holders who acquired their common shares of Russian Resources through the private placement purchase of Russian Resources common shares.

2.           We are providing to the staff on a supplemental basis a copy of the Company’s letter to the parties receiving the Distribution Shares. The Company also intends to send to the recipients a copy of the prospectus made part of the Registration Statement upon its effectiveness. We believe that the attached letter, along with the definitive prospectus, is adequate information under the circumstances given the status of the Company at the time of the Distribution.

H. Roger Schwall
Securities and Exchange Commission
March 29, 2012

3.           We believe that the reasons that led to the Distribution set forth in our letter to the staff dated January 23, 2012 constitutes a valid business purpose.  Staff Accounting Bulletin No. 4 (the “Bulletin”) itself is vague as to what constitutes a “valid business purpose.”  However, we note that of the four examples of a “valid business purpose” set forth in the Bulletin, the primary purpose of the Distribution fits squarely within the first example provided (i.e., “allowing management of each business to focus solely on that business”).  It is also worth noting that none of the examples cited by the Bulletin of what is not a valid business purpose apply to a Distribution (i.e., all of those examples deal with the creation of a public market in the shares of the company whose shares are distributed).  The staff notes that Distribution involved a newly formed company with nominal assets which had been held by Russian Resources for less than one year.  While both matters are true, we fail to see how either impact on the actual or perceived business purpose behind the Distribution.  The Bulletin provides no indication that either the holding period of the distributed shares or the financial condition or results of operations of the company subject to the distribution is a factor in determining a valid business purpose.  We note that the Bulletin itself states that where the subsidiary is formed by the parent the holding period of the Distribution Shares is not relevant to whether the parent is acting as an underwriter.

The Company respectfully submits that, regardless of the Distribution’s compliance with the Bulletin, the Distribution complied with Section 5 of the Securities Act of 1933 (“1933 Act”).  Dividends of a company’s own stock have never been considered to involve a “sale” within the meaning of Section 2(a)(3) of the 1933 Act. 1  Applying the same legal analysis and logic, a company’s distribution of shares of its wholly-owned subsidiary for no consideration should likewise not involve a “sale” within the meaning of Section 2(a)(3) of the 1933 Act.  Our research indicates that every federal court that has considered the application of Section 5 of the 1933 Act to a corporation’s pro rata distribution of the shares of its subsidiary to the parent’s shareholders for no tangible consideration has found that, subject to the exception discussed below, the distribution did not constitute a “sale” within the meaning of Section 2(a)(3) of the 1933 Act and therefore was not subject to Section 5 of the 1933 Act.2  The exception to the general rule is where the distribution results in the creation of a public market for the shares that have been distributed.3  In those situations where the distribution resulted in the creation of a public market, the federal courts have followed the Commission’s lead and found that value was received and, therefore, the distribution constituted a sale within the meaning of Section 2(a)(3).  Otherwise, a parent’s pro rata distribution of the shares of its wholly-owned subsidiary for no tangible consideration does not constitute a sale within the meaning of Section 2(a)(3) of the 1933 Act.4

As more fully described in our letter dated January 23, 2012, the Distribution had  neither the purpose nor effect of creating a public market for the shares of the Company.  While the Company is now seeking to list its shares on the OTC Bulletin Board following the effectiveness of the Registration Statement, that proposed listing will in no way be aided or furthered by way of the Distribution.  The common shares of the Company registered for resale by way of the Registration Statement plus the Company’s Section 15(d) reporting status following the effectiveness of the Registration Statement, will alone meet the listing requirement of the OTCBB.  Under the circumstances, we believe that the law is clear and unambiguous in its finding that the Distribution was not a “sale” within the meaning of Section 5 of the 1933 Act.  In consequence, while we believe that the Distribution substantially complied with the Bulletin, we also believe that it is not necessary to find that the Distribution complied with the Bulletin in order to determine that the Distribution complied with Section 5 of the 1933 Act.

1 See Soderquist on the Securities Laws, pages 5-29; H.R. Rep. No. 73-152 (1933).
2 Rathbone v. Rathbone, 683 F. 2d 914 (5th Cir. 1982); SEC v. Datronics Engineers, Inc., 490 F. 2d 250 (4th Cir. 1973); SEC v. Harwyn Industries Corp., 326 F. Supp. 943 (S.D.N.Y. 1971).
3 See, Datronics and Harwyn.
4 The Rathbone case is directly on point.  While Datronics and Harwyn cases involved distributions that resulted in a public market for the distributed shares, in Rathbone both the parent and the subsidiary were privately-held.

H. Roger Schwall
Securities and Exchange Commission
March 29, 2012

Assuming for the sake of argument that the Distribution was a “sale” within the meaning of Section 2(a)(3) of the 1933 Act and not in compliance with the Bulletin, we believe that the Distribution still complied with Section 5 of the 1933 Act.  The Distribution Shares were initially issued to Russian Resources in a transaction that clearly complied with Section 4(2) of the 1933 Act.  In our opinion, and again assuming for the sake of argument that the Distribution was a “sale,” the Distribution of the Distribution Shares was effected in compliance with the so-called Section 4(1½) exemption.  As the Commission has noted, the Section 4(1½) exemption is a “hybrid exemption not specifically provided for in the 1933 Act but clearly within its intended purpose.” 5  The Commission’s characterization of the exemption as a hybrid is based on the fact that the exemption is technically a Section 4(1) exemption but the private resales are effected in a manner similar to private placement by issuers under Section 4(2).

The Supreme Court’s holding in SEC v Ralston Purina6 remains the definitive statement on the scope of Section 4(2) of the 1933 Act.  The U.S. Supreme Court in Ralston Purina concluded that the applicability of Section 4(2) should turn on whether the particular class affected needs the protection of the 1933 Act or whether they are able to fend for themselves.  In the present case, the Distribution was made to a discreet group of parties with whom the transferring shareholder (i.e., Russian Resources) had a substantial pre-existing relationship.  The Distribution Shares were transferred with the status of restricted securities as such term is defined under Rule 144 of the 1933 Act.  Finally, given the low value of the Distribution Shares and the absence of any consideration provided for such shares, the disclosure accompanying the Distribution Shares was more than adequate to protect the interests of the recipients.  In this regard, it is worth noting that it is inconceivable that a recipient would pursue a claim that the Distribution constituted a violation of Section 5 of the 1933 Act.  Since the recipient provided absolutely no consideration for the Distribution Shares, they have no damage claim nor would they have the potential to receive any return consideration in a claim for rescission.  In summary, the Distribution of the Distribution Shares was conducted in a manner that would have complied with Section 4(2) of the 1933 Act.  In this regard, we would like to reiterate that if Mr. Jones and Mr. Kerr had independently founded the Company and then caused the Company to issue, for no consideration, the shares of its common stock to the recipients of the Distribution Shares under a claim of the Section 4(2) exemption, we do not believe that there would be a challenge to the claimed exemption.

5 Securities Act  Release No. 6618, 1980 WL 29482, 1 Fed. Sec. L. Rep (CCH) ¶ 1050, at 2073-28. n. 178 (Feb. 1, 1980)
6 SEC v. Ralston Purina Co., 346 U.S. 119 (1953).

H. Roger Schwall
Securities and Exchange Commission
March 29, 2012

4.           We have provided footnotes to the table as requested. Concerning the staff’s reference to “footnote (2),” please be advised that the reference was not a footnote but instead a designation of the total number of officers and directors.  We have removed the reference.

The Company has endeavored to fully respond to the staff's comments set forth in its letter dated February 13, 2012.  Thank you in advance for your review.  Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

By:	/s/ Daniel K. Donahue
Daniel K. Donahue

Enclosure

cc:          West Texas Resources, Inc.
Farber Hass Hurley LLP